

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2011

<u>Via E-mail</u>
Mr. Robert D. Koney, Jr.
Executive Vice President and Chief Financial Officer
Solo Cup Company
150 South Saunders Road, Suite 150
Lake Forest, Illinois 60045

> **RE:** **Solo Cup Company**
> **Form 10-K for Year ended December 26, 2010**
> **Filed March 17, 2011**
> **Form 10-Q for Period ended September 25, 2011**
> **Filed November 8, 2011**
> **File No. 333-116843**

Dear Mr. Koney:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief